UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

COUNSEL RB CAPITAL INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

22226X109
(CUSIP Number)

STEPHEN WEINTRAUB
COUNSEL CORPORATION
1 TORONTO STREET, SUITE 700
P.O. BOX 3
TORONTO, ONTARIO, CANADA  M5C 2V6
(416) 866-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.l3d-l(e), 240.13d-l(f) or 240. 13d-l(g), check the following box:
☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAME OF REPORTING PERSONS: COUNSEL COMMUNICATIONS, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-4100763
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 16,797,006 (SEE ITEM 5)
	8	SHARED VOTING POWER 0 (SEE ITEM 5)
	9	SOLE DISPOSITIVE POWER: 16,797,006 (SEE ITEM 5)
	10	SHARED DISPOSITIVE POWER: 0 (SEE ITEM 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,797,006 SHARES OF COMMON STOCK (SEE ITEM 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 62.3% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAME OF REPORTING PERSONS: COUNSEL LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 06-1591491
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,847,475 (SEE ITEM 5)
	8	SHARED VOTING POWER 0 (SEE ITEM 5)
	9	SOLE DISPOSITIVE POWER: 3,847,475 (SEE ITEM 5)
	10	SHARED DISPOSITIVE POWER: 0 (SEE ITEM 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,644,481 SHARES OF COMMON STOCK (SEE ITEM 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.6% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAME OF REPORTING PERSONS: COUNSEL CAPITAL CORPORATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-0352318
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (SEE ITEM 5)
	8	SHARED VOTING POWER 0 (SEE ITEM 5)
	9	SOLE DISPOSITIVE POWER: 0 (SEE ITEM 5)
	10	SHARED DISPOSITIVE POWER: 0 (SEE ITEM 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,644,481 SHARES OF COMMON STOCK (SEE ITEM 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.6% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	NAME OF REPORTING PERSONS: COUNSEL CORPORATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-0352310
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (SEE ITEM 5)
	8	SHARED VOTING POWER 0 (SEE ITEM 5)
	9	SOLE DISPOSITIVE POWER: 0 (SEE ITEM 5)
	10	SHARED DISPOSITIVE POWER: 0 (SEE ITEM 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,644,481 SHARES OF COMMON STOCK (SEE ITEM 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.6% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item 1.Security and Issuer

This Amendment No. 5 to Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Counsel RB Capital Inc., a Florida corporation (the “Company”), formerly known as C2 Global Technologies Inc., a Florida corporation, whose principal executive offices are located at 1 Toronto Street, Suite 700, P.O. Box 3, Toronto, Ontario, Canada, M5C 2V6.  This Amendment No. 5 amends and restates, in part, the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 13, 2001, as later further amended and restated, in part, by the Reporting Persons on May 2, 2001, June 4, 2001, February 16, 2005, and January 22, 2007 (collectively, the “Original Filing”).

Except as set forth herein, there have been no changes from the Original Filing.  Capitalized terms not otherwise defined herein shall have the meanings set forth in the Original Filing.

Item 2.Identity and Background

(a)
The reporting persons are (i) Counsel Corporation, an Ontario, Canada corporation (“Counsel”), (ii) Counsel Capital Corporation, an Ontario, Canada corporation and wholly-owned subsidiary of Counsel (“Counsel Capital”), (iii) Counsel LLC, a Delaware limited liability company that is owned jointly by Counsel and Counsel Capital (“Counsel LLC”), and (iv) Counsel Communications, LLC, a Delaware limited liability company that is owned by Counsel LLC (“Counsel Communications”).  The directors and executive officers of Counsel, Counsel Capital, Counsel LLC, and Counsel Communications as of the date hereof are set forth on Schedule A attached to the Schedule 13D and are incorporated herein by reference (“Schedule A”).

(b)
The principal business address of each of Counsel, Counsel Capital, Counsel LLC, and Counsel Communications is:  1 Toronto Street, Suite 700, Toronto, Ontario M5C 2V6. The principal business address of each of the directors and executive officers of Counsel, Counsel Capital, Counsel LLC, and Counsel Communications is set forth on Schedule A.

(c)
Counsel is a private equity investor and alternative asset manager that actively partners with businesses to achieve shared success and to unlock value through leveraging its relationships, access to capital and strategic market experience.  Counsel currently operates in four specific sectors: asset liquidation, private equity, real estate, and patent licensing.  Counsel Capital is a wholly-owned subsidiary of Counsel.  11.05% of Counsel LLC is owned by Counsel Capital and the remaining 88.95% of Counsel LLC is owned by Counsel.  Counsel Communications is a wholly-owned subsidiary of Counsel LLC.

The principal occupation of each director and executive officer of Counsel, Counsel Capital, Counsel LLC, and Counsel Communications, including the principal business address and the address of any organization in which such employment is conducted, is set forth on Schedule A attached hereto and is incorporated herein by reference.

(d)
During the last five years, neither Counsel, Counsel Capital, Counsel LLC, Counsel Communications, nor any of their current directors or executive officers, has been convicted in a criminal proceeding.

(e)
During the last five years, neither Counsel, Counsel Capital, Counsel LLC, Counsel Communications, nor any of their directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	With the exception of Mr. Furlong, Mr. Lomicka and Mr. Shimer, who are U.S. citizens, all of the directors and executive officers listed on Schedule A are Canadian citizens.

Item 3.Source and Amount of Funds or Other Consideration:

No change from the Original Filing.  For additional disclosures, see Items 5 and 6 below.

Item 4. Purpose of Transaction

No change from the Original Filing.  For additional disclosures, see Items 5 and 6 below.

Item 5.Interest in Securities of the Issuer

On June 18, 2008, Counsel Communications, in settlement of certain direct and derivative shareholder litigation, distributed 370,263 shares of the Company’s Common Stock to the plaintiffs in the litigation and returned 350,000 shares of the Company’s Common Stock to the Company for cancellation.

As of the close of business on March 15, 2011, Counsel beneficially owned an aggregate of 20,644,481 shares of the Company’s Common Stock, which represents approximately 76.6% of the outstanding shares of the Company’s Common Stock.  Counsel and Counsel Capital are not record owners of any shares of the Company’s Common Stock.  Counsel LLC and Counsel Communications beneficially owned an aggregate of 20,644,481 shares of the Company’s Common Stock, which constituted approximately 76.6% of the outstanding shares of the Company’s Common Stock.  Counsel and Counsel Capital are reporting persons for purposes of this Schedule 13D/A (Amendment No. 5) by virtue of their ownership interests in Counsel LLC, which is a reporting person by virtue of its ownership interest in Counsel Communications.  Each of Counsel LLC and Counsel Communications has the sole power to vote and to dispose of all of the shares of the Company’s Common Stock held by it.  Neither Counsel Capital nor Counsel have the power to directly vote or dispose of any of the shares of the Company’s Common Stock to which this filing relates.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Filing is incorporated herein by reference.  On March 15, 2011, Counsel entered into a Put Option Agreement (the “Put Option”) with Werklund Capital Corporation (“Werklund”) giving Werklund the right to put 1,000,000 shares of the Company’s Common Stock to Counsel.  The Put Option is attached hereto as Exhibit 12 and is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

1.1        Agreement to File Jointly dated March 5, 2004 by and among the Reporting Persons1

1.2        Put Option Agreement dated March 15, 2011 between Counsel Corporation and Werklund.

1 Incorporated by reference from the Original Filing dated February 16, 2005.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 25, 2011

COUNSEL CORPORATION
COUNSEL LLC
COUNSEL COMMUNICATIONS, LLC
COUNSEL CAPITAL CORPORATION

By:	/s/ Stephen A. Weintraub
Stephen A. Weintraub
Officer of Each Reporting Person

Schedule A
To Schedule 13D

Board of Directors of Counsel Corporation:

Name	Address
Allan C. Silber Chairman and Chief Executive Officer Counsel Corporation	1 Toronto Street, Suite 700 Toronto, ON M5C 2V6
Stephen A. Weintraub Executive Vice President, Secretary and Chief Financial Officer Counsel Corporation	1 Toronto Street, Suite 700 Toronto, ON M5C 2V6
Ronald Appleby Partner, Robins, Appleby & Taub LLP	120 Adelaide Street West, Suite 2600 Toronto, ON M5H 1T1
Tibor Donath Partner, Bench & Donath	970 Lawrence Ave. West, Suite 209 Toronto, ON M6A 3B6
Michael Florence President, Sherfam Inc.	150 Signet Drive Toronto, ON M9L 1T9
Jonathan Goodman President & Director, Monitor Company Canada	100 Simcoe St., 5th Floor Toronto, ON M5H 3G2
William H. Lomicka Chairman, Coulter Ridge Capital Inc.	7406 North Secret Canyon Drive Tucson, AZ 85718
Philip Reichmann Founding Partner, RH Capital Partners Inc.	1 First Canadian Place, Suite 3300 Toronto, ON M5X 1B1
Barry Rotenberg Senior Partner, Harris, Sheaffer LLP	4100 Yonge Street, Suite 610 Toronto, ON M5P 2B5

Executive Officers of Counsel Corporation:

Name	Address
Allan C. Silber Chairman and Chief Executive Officer Counsel Corporation	1 Toronto Street, Suite 700 Toronto, ON M5C 2V6
Stephen A. Weintraub Executive Vice President, Secretary and Chief Financial Officer Counsel Corporation	1 Toronto Street, Suite 700 Toronto, ON M5C 2V6

Board of Directors of Counsel Capital Corporation:

Name	Address
Allan C. Silber Chairman and Chief Executive Officer Counsel Corporation	1 Toronto Street, Suite 700 Toronto, ON M5C 2V6

Executive Officers of Counsel Capital Corporation:

Name	Address
Allan C. Silber President	1 Toronto Street, Suite 700 Toronto, ON M5C 2V6
Stephen A. Weintraub Senior Vice President & Secretary	1 Toronto Street, Suite 700 Toronto, ON M5C 2V6

Board of Directors of Counsel LLC:

Name	Address
Joseph F. Furlong, III President & Chief Executive Officer American HomePatient Inc.	5200 Maryland Way, Suite 400 Brentwood, TN 37027
Allan C. Silber Chairman and Chief Executive Officer Counsel Corporation	1 Toronto Street, Suite 700 Toronto, ON M5C 2V6

Executive Officers of Counsel LLC:

Name	Address
Allan C. Silber President	1 Toronto Street, Suite 700 Toronto, ON M5C 2V6
Stephen A. Weintraub Secretary	1 Toronto Street, Suite 700 Toronto, ON M5C 2V6

Board of Directors of Counsel Communications, LLC:

Name	Address
Samuel L. Shimer Managing Director, SLC Capital Partners, LP	245 N. Bedford Road Chappaqua, NY 10514
Allan C. Silber Chairman and Chief Executive Officer Counsel Corporation	1 Toronto Street, Suite 700 Toronto, ON M5C 2V6

Executive Officers of Counsel Communications, LLC:

Name	Address
Allan C. Silber President	1 Toronto Street, Suite 700 Toronto, ON M5C 2V6
Stephen A. Weintraub Secretary	1 Toronto Street, Suite 700 Toronto, ON M5C 2V6

Exhibit Index

Exhibit No.

1.1           Agreement to File Jointly dated March 5, 2004 by and among the Reporting Persons1

1.2           Put Option Agreement dated March 15, 2011 between Counsel Corporation and Werklund.

1 Incorporated by reference from the Original Filing dated February 16, 2005.